UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated December 20, 2017, titled “ABB completes EPC business model change”.

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ZURICH, SWITZERLAND, DECEMBER 20, 2017

ABB completes EPC business model change

Actions across three divisions to shift the center of gravity towards strengthened competitiveness, higher growth segments and lower risk in line with Next Level strategy

–       Power Grids: joint venture agreement for electrical substations infrastructure project business with SNC-Lavalin signed, closing expected 2018

–       Industrial Automation: oil & gas EPC activities to be moved into joint venture together with Arkad; closing of transaction now expected by December 31, 2017

–       Robotics and Motion: turnkey full train retrofit business to be wound down

–       Fourth quarter 2017 results expected to be impacted by approximately $150 million of operational EBITA and additionally $75 million of non-operational pre-tax charges on net income

–       Management and ongoing project continuity assured in all cases

ABB today announced actions across three divisions to complete the business model change for engineering, procurement and construction (EPC) as it ends its transition year 2017. These decisions are fully in line with ABB’s strategy to shift the center of gravity towards strengthened competitiveness, higher growth segments and lower risk.

In the Power Grids division, ABB has signed an agreement to form a joint venture with SNC-Lavalin for electrical substation EPC projects; SNC-Lavalin will have majority and controlling interest. The new entity will leverage ABB’s power technology leadership and SNC-Lavalin project expertise to capture opportunities for profitable growth. These actions complement the ongoing “Power Up” program; as part of this program, ABB started to shift its focus towards solutions and service-based customer offerings.

In the Industrial Automation division, ABB has previously announced the oil & gas EPC joint venture with Arkad Engineering and Construction Ltd., a fully integrated EPC contractor for the energy sector based in Saudi Arabia; the closing of the transaction is now expected by December 31, 2017.

ABB’s current oil & gas EPC business will be transferred into the new JV company, in which, Arkad will have majority and controlling interest. The new JV company, Arkad-ABB S.p.A., will provide the full range of integrated EPC services for oil & gas plants. It will build on more than 50 years of experience in oil & gas EPC and the successful delivery of more than 300 projects globally.

In the Robotics and Motion division, ABB has decided to wind down its turnkey full train retrofit business, beyond meeting current contractual commitments. Robotics and Motion will continue its strong role as innovation partner for the rail industry.

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“We are taking decisive actions to complete our EPC business model change as we end our transition year. These actions are in line with our strategy to shift our center of gravity towards strengthened competitiveness, higher growth segments and lower risk,” said ABB CFO Timo Ihamuotila “We will book the related charges in Q4 2017 and report the divisions starting in 2018 excluding these legacy businesses.”

The fourth quarter 2017 results of Power Grids and Robotics and Motion are each expected to be impacted by approximately $75 million on operational EBITA. The transfer of the turnkey oil & gas EPC business into the JV with Arkad is expected to result in a non-operational pre-tax charge to net income of approximately $75 million.

ABB will report these businesses as a non-core operating unit within Corporate & Other. This unit is expected to retain and execute parts of the existing legacy backlog until the transition out of these businesses is complete. The new unit will report to ABB’s CFO Timo Ihamuotila effective January 1, 2018. Group and divisional proforma data for 2016 and 2017 year-to-date excluding the transferred activities will be made available December 21, 2017 on our website www.abb.com/investorrelations.

ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids, serving customers in utilities, industry and transport & infrastructure globally. Continuing a history of innovation spanning more than 125-years, ABB today is writing the future of industrial digitalization and driving the Energy and Fourth Industrial Revolutions. ABB operates in more than 100 countries with about 136,000 employees. www.abb.com

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans,” “is likely”, “intends” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

This is information that ABB Ltd is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact persons set out below, at 6:45 am CET, on December 20, 2017.

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For more information, please contact:
Media Relations Saswato Das Head of External Communications Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Jessica Mitchell Head of Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

ABB COMPLETES EPC BUSINESS MODEL CHANGE	2/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: December 22, 2017.	By:	/s/ Jessica Mitchell
		Name:	Jessica Mitchell
		Title:	Group Senior Vice President and Head of Investor Relations

Date: December 22, 2017.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance